Miguel J. Vega

T: 617-937-2319

mvega@cooley.com

December 16, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tiffany Piland Posil

Re:	World Energy Solutions, Inc.

Schedule TO-T filed by Wolf Merger Sub Corporation and EnerNOC, Inc.

Filed November 19, 2014

File No. 005-82460

Dear Ms. Tiffany Piland Posil:

As requested, please find below our response to your oral request provided on December 9, 2014.

EnerNOC, Inc. (“EnerNOC”) believes that it is paying the proceeds with respect to the World Energy restricted stock in a prompt manner in compliance with Exchange Act Rule 14e-1(c). The applicable funds are being paid promptly by EnerNOC into a bank account for the benefit of such holders of restricted stock and the applicable funds will be subject to contractual terms previously agreed to by such holders of restricted stock.

You requested that we provide a precedent for this approach. This approach was used in the Soundview transaction (https://www.sec.gov/Archives/edgar/data/316709/000119312503088675/dex99a1a.htm). See below for the applicable excerpt.

“Am I permitted to tender if I hold shares of SoundView common stock granted under SoundView stock plans that are subject to restriction? If so, what is the form of payment and will I have to pay any fees or commissions if I tender my shares in your offer?

Yes, you will be permitted to tender your restricted shares of SoundView common stock granted under SoundView stock plans. Any tendered restricted shares will be treated in the same manner as other shares of SoundView common stock that are tendered in the offer, except that any shares that vest on consummation of the offer will be subject to applicable withholding at the time that they vest, and the Offer Price paid for the portion of the restricted stock that remains unvested following consummation of the offer, if any, will not be immediately

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payable to you upon consummation of the offer, but will instead be credited as an opening balance of a deferred compensation account for you. The balance of the deferred compensation account, and any earnings on the balance, will be non-transferable and forfeitable until the previously tendered restricted shares would have vested in accordance with the terms and conditions (including those related to accelerated vesting) included in your restricted stock agreement. If the total number of restricted shares that you tender equals or exceeds 10,000 restricted shares, SoundView will establish a “rabbi” trust for you and deposit in it an amount of cash equal to the amount of deferred compensation credited to your account under the terms of your restricted stock agreement. SoundView’s chief financial officer immediately prior to completion of the merger, or such other individual designated by the chief financial officer, will serve as trustee of the trust. All amounts in your deferred compensation account will be deemed invested in a registered money market fund, except that amounts may be instead deemed invested in alternative investment vehicles as agreed to from time to time by SoundView and you. Upon vesting of the account, you will be entitled to payment, in settlement of your deferred compensation account, of a cash amount equal to the then-value of your deferred compensation account, based on the performance of the deemed investments, subject to applicable withholding taxes.”

Later in the filing history for the Soundview tender offer, the merger agreement was amended to accelerate the vesting of all restricted stock, making the deposit provisions unnecessary. EnerNOC has no indication that such acceleration was due to a comment from the SEC and, in fact, it is an option that EnerNOC itself has considered throughout the process for commercial reasons.

There are other examples where the treatment of the restricted stock in the tender offer was unclear. In the examples below, the companies tendered for outstanding shares of common stock, but provided that restricted stock would be converted as of the Effective Time into cash that would be paid out under the same vesting schedule as the original restricted stock. EnerNOC is not aware that the holders of restricted stock attempted to tender their shares or whether they were permitted to do so if they tried.

Symmetricom/Microsemi–

http://www.sec.gov/Archives/edgar/data/82628/000104746913009994/a2217163zex-99_a1a.htm

Digital Impact:

https://www.sec.gov/Archives/edgar/data/733269/000119312505068429/dex99a1a.htm

Omniture:

https://www.sec.gov/Archives/edgar/data/796343/000104746909008513/a2194668zex-99_a1a.htm

Orbitz: https://www.sec.gov/Archives/edgar/data/723612/000119312504167712/dex99a1a.htm

Tradestation Group:

https://www.sec.gov/Archives/edgar/data/1111559/000119312511133850/dex99a1a.htm

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December 16, 2014

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Please keep in mind the following: (1) it is this firm’s experience that most cash tender offers result in full acceleration of all equity incentive awards, which drastically limits the number of potential precedents; (2) even in the minority of cases where the equity incentive awards are not accelerated, only a limited subset of those companies use restricted stock as part of their equity incentive award program (in favor of options, RSUs, SARs, etc.); and (3) even within the very small sample size of companies that do use restricted stock as part of their equity incentive award program and do not accelerate vesting, some companies simply do not allow the restricted stock to be tendered in the tender offer, which, based on the advice of our Delaware counsel, we believe would violate DGCL section 251(h).

As we stated in our response letter, we believe that payment of the cash proceeds into a bank account for the benefit of the holders of World Energy restricted stock and in accordance with the contractual agreements made between the World Energy and such holders does not contradict the objectives of Rule 14e-1(c), which was adopted to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time and will not unduly burden either the offeror or its depository in their operations after the termination of a tender offer” (Commission Release No. 34-16384, Nov. 29, 1979).

Thank you for your consideration of this matter. Please let me know if you would like to have a call later today to discuss any remaining items.

Sincerely,

/s/ Miguel J. Vega
Miguel J. Vega For Cooley LLP

cc:	Mathew Cushing, Esq., EnerNOC, Inc.

500 Boylston Street, Boston, MA 02116-3736 T: (617) 937-2300    F: (617) 937-2400